EXHIBIT 8.1

List of Subsidiaries of China Mass Media Corp.

Name	Jurisdiction of Incorporation

Subsidiary

Universal International Advertising Limited	British Virgin Islands

Mass Media & Universal International Advertising Co., Ltd.	People’s Republic of China

Mass Universal Film Production (Hong Kong) Limited	Hong Kong

Consolidated Affiliated Entity

Beijing Mass Universal Film Production Company Limited	People’s Republic of China